Exhibit 99.1

Kamada Reports Strong Fiscal Year and Fourth Quarter 2023 Financial Results, and Provides Full-Year 2024 Guidance Representing Double-Digit Growth in Revenue and Profitability

●	Total Revenues for Fiscal Year 2023 of $142.5 Million, Representing All-Time Record Annual Revenues and Up 10% Compared to Fiscal Year 2022

●	Fiscal Year 2023 Adjusted EBITDA of $24.1 Million, Up 35% Year-over-Year

●	Strong Momentum Supports Expected Double-Digit Growth with Anticipated Fiscal Year 2024 Revenues in Range of $156 to $160 Million and Expected Adjusted EBITDA in Range of $27 to $30 Million

●	Kamada Maintains Financial Strength to Accelerate Growth and Pursue Compelling New Business Development Opportunities

●	Recently Amended and Extended U.S. Distribution Agreement with Kedrion for KEDRAB® Includes $180 Million of Revenues to Kamada Over the First Four Years of the Agreement Term

●	Positive Feedback from Recent Meeting with the FDA Regarding Ongoing Pivotal Phase 3 Inhaled AAT Clinical Trial for AAT Deficiency

●	Conference Call and Live Webcast Today at 8:30 AM ET

Rehovot, Israel, and Hoboken, NJ – March 6, 2024 -- Kamada Ltd. (NASDAQ: KMDA; TASE: KMDA.TA), a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, today announced financial results for the three months and year ended December 31, 2023.

“We are extremely pleased with the strong financial and operational momentum we experienced through 2023, which allowed us to achieve our full-year guidance,” said Amir London, Kamada’s Chief Executive Officer. “Total revenues for 2023 were $142.5 million, representing record annual revenues and 10% year-over-year growth, and adjusted EBITDA was $24.1 million, up 35% year-over-year. We continue to effectively leverage our growth drivers, including a significant increase in sales of our anti-rabies immunoglobulin product, KEDRAB® and the promotion of CYTOGAM®.”

“The growing increase in KEDRAB sales is expected to continue through 2024 and beyond. We recently signed an amendment and extension of our distribution agreement with Kedrion. This strategic agreement represents our largest commercial pact since Kamada’s inception, and within the first four years of the eight-year term, which commenced in January 2024, Kedrion is required to purchase minimum quantities of KEDRAB with total revenues to Kamada of approximately $180 million,” continued Mr. London.

“Looking ahead, we anticipate continued momentum through 2024, with double-digit top- and bottom-line growth. Specifically, we are introducing full-year 2024 revenue guidance of $156 million to $160 million and adjusted EBITDA guidance of $27 million to $30 million. We maintain the financial strength and flexibility to accelerate the growth and profitability of our existing business beyond 2024 at double-digit rates and pursue compelling new business development opportunities, a process we are actively engaged in and that would further enhance our future growth,” added Mr. London.

“We continue patient enrollment in our ongoing pivotal Phase 3 InnovAATe clinical trial for the inhaled Alpha-1 Antitrypsin therapy for the treatment of AAT Deficiency. Importantly, the U.S. Food and Drug Administration (FDA) recently reconfirmed the overall design of the study, endorsed the independent Data and Safety Monitoring Board’s (DSMB) unblinded positive safety assessment, and accepted our plan to conduct an open-label extension study, expected to be initiated in mid-2024. The Agency also expressed willingness to potentially accept a P<0.1 alpha level in evaluating InnovAATe for meeting the efficacy primary endpoint for registration, which may allow for the acceleration of the program. As a result, we plan to present a revised statistical analysis plan (SAP) and study protocol for the InnovAATe study and to seek the FDA’s feedback by mid-2024,” concluded Mr. London.

Financial Highlights for the Year Ended December 31, 2023

●	Total revenues for 2023 were $142.5 million, a 10% increase from the $129.3 million generated in 2022. The increase in revenues was primarily attributable to increased sales of KEDRAB to Kedrion due to increased market share and demand for the product in the U.S.

●	Gross profit and gross margins were $55.5 million and 39%, respectively, in the year ended December 31, 2023, compared to $46.7 million and 36%, respectively, in 2022. Cost of goods sold in the Company’s Proprietary segment for the years ended December 31, 2023, and 2022, included $5.4 million of amortization expenses associated with intangible assets generated through the IgG products acquisition.

●	Operating expenses, including Research and Development (“R&D”), Sales & Marketing (“S&M”), General and Administrative Expenses (“G&A”) and other expenses, totaled $45.4 million in the year ended December 31, 2023, as compared to $42.2 million in the prior year. S&M costs for the years ended December 31, 2023, and 2022, included $1.7 million of amortization expenses of intangible assets generated through the IgG products acquisition. The increase in operating expenses was attributable to an increase in S&M costs associated with the acquired portfolio commercial operation, as well as increased R&D costs, primarily due to advancing the pivotal Phase 3 InnovAATe trial for Inhaled AAT.

●	Net income for the year ended December 31, 2023, was $8.3 million, or $0.15 per diluted share, as compared to a net loss of $2.3 million, or $(0.05) per share, in the prior year.

●	Adjusted EBITDA, as detailed in the tables below, was $24.1 million in the year ended December 31, 2023, a 35% increase as compared to $17.8 million in the prior year.

●	Cash provided by operating activities was $4.3 million in the year ended December 31, 2023, as compared to $28.6 million in the prior year. The change correlates to changes in the Company’s working capital in support of expected growth.

Financial Highlights for the Three Months Ended December 31, 2023

●	Total revenues were $36.4 million in the fourth quarter of 2023, compared to $45.4 million in the fourth quarter of 2022. The reduction in sales year-over-year was as a result of a significantly more balanced quarterly sales spread during 2023 compared to 2022.

●	Gross profit and gross margins were $14.4 million and 40%, respectively, in the fourth quarter of 2023, compared to $15.3 million and 34%, respectively, in the fourth quarter of 2022. Cost of goods sold in the Company’s Proprietary Products segment for the fourth quarter of 2023 and 2022, included $1.3 million of amortization expenses associated with intangible assets generated through the IgG products acquisition.

●	Operating expenses, including R&D, S&M, G&A and other expenses, totaled $11.6 million in the fourth quarter of 2023, as compared to $11.3 million in the fourth quarter of 2022. S&M costs for the fourth quarter of 2023 and 2022 included $0.4 million of amortization expenses of intangible assets generated through the IgG products acquisition.

●	Net income was $5.1 million, or $0.09 per share, in the fourth quarter of 2023, as compared to $2.9 million, or $0.07 per share, in the fourth quarter of 2022.

●	Adjusted EBITDA, as detailed in the tables below, was $6.4 million in the fourth quarter of 2023, compared to $7.2 million in the fourth quarter of 2022.

●	Cash provided by operating activities was $6.1 million in the fourth quarter of 2023, as compared to cash provided by operating activities of $6.7 million in the fourth quarter of 2022. The change correlates to the changes in the Company’s working capital in support of expected growth.

Balance Sheet Highlights

As of December 31, 2023, the Company had cash and cash equivalents of $55.6 million, as compared to $34.3 million as of December 31, 2022.

Recent Corporate Highlights

●	Announced the amendment and extension of the KEDRAB U.S. distribution agreement with Kedrion, which represents the largest commercial agreement in Kamada’s history and includes $180 million of total revenues to Kamada over the first four years of the eight-year term, which term began this past January.

●	Received feedback from the FDA related to the progress of the Inhaled AAT study. The FDA reconfirmed the overall design of the study and endorsed the independent DSMB’s unblinded positive safety assessment. The FDA expressed willingness to potentially accept a P<0.1 alpha level in evaluating InnovAATe for meeting the efficacy primary endpoint for registration. As a result, the Company plans to present a revised SAP and study protocol for the InnovAATe study and to seek the FDA’s feedback by mid-2024.

Fiscal Year 2024 Guidance

Kamada expects to generate fiscal year 2024 total revenues in the range of $156 million to $160 million, and adjusted EBITDA in the range of $27 million to $30 million, representing double digit top- and bottom-line growth.

Conference Call

Kamada management will host an investment community conference call on Wednesday, March 6, at 8:30am Eastern Time to discuss these results and answer questions. Shareholders and other interested parties may participate in the conference call by dialing 1-877-407-0792 (from within the U.S.), 1 809-406-247 (from Israel), or 1 201-689-8263 (International) and entering the conference identification number: 13744277. The call will also be webcast live on the Internet at:

https://viavid.webcasts.com/starthere.jsp?ei=1655132&tp_key=6e560eef4a.

Non-IFRS financial measures

We present EBITDA and adjusted EBITDA because we use these non-IFRS financial measures to assess our operational performance, for financial and operational decision-making, and as a means to evaluate period-to-period comparisons on a consistent basis. Management believes these non-IFRS financial measures are useful to investors because: (1) they allow for greater transparency with respect to key metrics used by management in its financial and operational decision-making and provide investors with a meaningful perspective on the current underlying performance of the Company’s core ongoing operations; and (2) they exclude the impact of certain items that are not directly attributable to our core operating performance and that may obscure trends in the core operating performance of the business. Non-IFRS financial measures have limitations as an analytical tool and should not be considered in isolation from, or as a substitute for, our IFRS results. We expect to continue reporting non-IFRS financial measures, adjusting for the items described below, and we expect to continue to incur expenses similar to certain of the non-cash, non-IFRS adjustments described below. Accordingly, unless otherwise stated, the exclusion of these and other similar items in the presentation of non-IFRS financial measures should not be construed as an inference that these items are unusual, infrequent or non-recurring. EBITDA and adjusted EBITDA are not recognized terms under IFRS and do not purport to be an alternative to IFRS terms as an indicator of operating performance or any other IFRS measure. Moreover, because not all companies use identical measures and calculations, the presentation of EBITDA and adjusted EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA and adjusted EBITDA are defined as net income (loss), plus income tax expense, plus or minus financial income or expenses, net, plus or minus income or expense in respect of securities measured at fair value, net, plus or minus income or expenses in respect of currency exchange differences and derivatives instruments, net, plus depreciation and amortization expense, plus non-cash share-based compensation expenses and certain other costs.

For the projected 2024 adjusted EBITDA information presented herein, the Company is unable to provide a reconciliation of this forward measure to the most comparable IFRS financial measure because the information for these measures is dependent on future events, many of which are outside of the Company’s control.  Additionally, estimating such forward-looking measures and providing a meaningful reconciliation consistent with the Company’s accounting policies for future periods is meaningfully difficult and requires a level of precision that is unavailable for these future periods and cannot be accomplished without unreasonable effort.  Forward-looking non-IFRS measures are estimated in a manner consistent with the relevant definitions and assumptions noted in the Company’s adjusted EBITDA for historical periods.

About Kamada

Kamada Ltd. (the “Company”) is a commercial stage global biopharmaceutical company with a portfolio of marketed products indicated for rare and serious conditions and a leader in the specialty plasma-derived field, focused on diseases of limited treatment alternatives. The Company is also advancing an innovative development pipeline targeting areas of significant unmet medical need. The Company’s strategy is focused on driving profitable growth from its significant commercial catalysts as well as its manufacturing and development expertise in the plasma-derived and biopharmaceutical fields. The Company’s commercial products portfolio includes six FDA approved plasma-derived biopharmaceutical products: KEDRAB®, CYTOGAM®, VARIZIG®, WINRHO SDF®, HEPAGAM B® and GLASSIA®, as well as KAMRAB®, KAMRHO (D)® and two types of equine-based anti-snake venom (ASV) products. The Company distributes its commercial products portfolio directly, and through strategic partners or third-party distributors in more than 30 countries, including the U.S., Canada, Israel, Russia, Argentina, Brazil, India Australia and other countries in Latin America, Europe, the Middle East, and Asia. The Company leverages its expertise and presence in the Israeli market to distribute, for use in Israel, more than 25 pharmaceutical products that are supplied by international manufacturers and in addition have eleven biosimilar products in its Israeli distribution portfolio, which, subject to European Medicines Agency (EMA) and Israeli Ministry of Health approvals, are expected to be launched in Israel through 2028. The Company owns an FDA licensed plasma collection center in Beaumont, Texas, which currently specializes in the collection of hyper-immune plasma used in the manufacture of KAMRHO (D), KAMRAB and KEDRAB. In addition to the Company’s commercial operation, it invests in research and development of new product candidates. The Company’s leading investigational product is an inhaled AAT for the treatment of AAT deficiency, for which it is continuing to progress the InnovAATe clinical trial, a randomized, double-blind, placebo-controlled, pivotal Phase 3 trial. FIMI Opportunity Funds, the leading private equity firm in Israel, is the Company’s controlling shareholder, beneficially owning approximately 38% of the outstanding ordinary shares.

Cautionary Note Regarding Forward-Looking Statements

This release includes forward-looking statements within the meaning of Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts, including statements regarding: 1) anticipation of continued momentum through 2024, with double-digit top- and bottom-line growth, 2) full-year 2024 revenue guidance of $156 million to $160 million and adjusted EBITDA guidance of $27 million to $30 million, 3) maintaining financial strength and flexibility to accelerate the growth and profitability of our existing business beyond 2024 at double-digit rates and pursue compelling new business development opportunities, a process actively engaged in and that would further enhance future growth, 4) continue to effectively leverage growth drivers, including a significant increase in sales of KEDRAB and the promotion of CYTOGAM, 5) increase in KEDRAB sales expected to continue through 2024 and beyond, 6) projected $180 million revenues from sale of KEDRAB to Kedrion during the first four years of the amended and extended distribution agreement, 7) plans to initiate an open-label extension study by mid-2024, 8) plans to present a revised SAP and study protocol for the InnovAATe study and seek the FDA’s feedback, by mid-2024, which may allow for the acceleration of the program, 9) plans to distribute a portfolio of eleven biosimilar products, expected to be launched subject to EMA and Israeli Ministry of Health approvals, through 2028. Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to the evolving nature of the conflicts in the Middle East and the impact of such conflicts in Israel, the Middle East and the rest of the world, the impact of conflicts on market conditions and the general economic, industry and political conditions in Israel, the U.S. and globally, continuation of inbound and outbound international delivery routes, continued demand for Kamada’s products, financial conditions of the Company’s customers, suppliers and services providers, Kamada’s ability to integrate the new product portfolio into its current product portfolio, Kamada’s ability to grow the revenues of its new product portfolio, and leverage and expand its international distribution network, ability to reap the benefits of the acquisition of the plasma collection center, including the ability to open additional U.S. plasma centers, and acquisition of the FDA-approved plasma-derived hyperimmune commercial products, the ability to continue enrollment of the pivotal Phase 3 InnovAATe clinical trial, unexpected results of clinical studies, Kamada’s ability to manage operating expenses, additional competition in the markets that Kamada competes, regulatory delays, prevailing market conditions and the impact of general economic, industry or political conditions in the U.S., Israel or otherwise, and other risks detailed in Kamada’s filings with the U.S. Securities and Exchange Commission (the “SEC”) including those discussed in its most recent Annual Report on Form 20-F and in any subsequent reports on Form 6-K, each of which is on file or furnished with the SEC and available at the SEC’s website at www.sec.gov. The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

CONTACTS:

Chaime Orlev

Chief Financial Officer

IR@kamada.com

Brian Ritchie

LifeSci Advisors, LLC

212-915-2578

Britchie@LifeSciAdvisors.com

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	As of December 31,
	2023	2022
	U.S. Dollars in thousands
Assets
Current Assets
Cash and cash equivalents	$55,641	$34,258
Trade receivables, net	19,877	27,252
Other accounts receivables	5,965	8,710
Inventories	88,479	68,785
Total Current Assets	169,962	139,005

Non-Current Assets
Property, plant and equipment, net	28,224	26,157
Right-of-use assets	7,761	2,568
Intangible assets, Goodwill and other long-term assets	140,465	147,072
Contract asset	8,495	7,577
Total Non-Current Assets	184,945	183,374
Total Assets	$354,907	$322,379

Liabilities
Current Liabilities
Current maturities of bank loans	$-	$4,444
Current maturities of lease liabilities	1,384	1,016
Current maturities of other long term liabilities	14,996	29,708
Trade payables	24,804	32,917
Other accounts payables	8,261	7,585
Deferred revenues	148	35
Total Current Liabilities	49,593	75,705

Non-Current Liabilities
Bank loans	-	12,963
Lease liabilities	7,438	2,177
Contingent consideration	18,855	17,534
Other long-term liabilities	34,379	37,308
Deferred revenues	-	-
Employee benefit liabilities, net	621	672
Total Non-Current Liabilities	61,293	70,654

Shareholder’s Equity
Ordinary shares	15,021	11,734
Additional paid in capital net	265,848	210,495
Capital reserve due to translation to presentation currency	(3,490)	(3,490)
Capital reserve from hedges	140	(88)
Capital reserve from share-based payments	6,427	5,505
Capital reserve from employee benefits	275	348
Accumulated deficit	(40,200)	(48,484)
Total Shareholder’s Equity	244,021	176,020
Total Liabilities and Shareholder’s Equity	$354,907	$322,379

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

	For the year ended		Three months period ended
	December 31,		December 31,
	2023	2022	2023	2022
	U.S. Dollars in thousands, other than per share information

Revenues from proprietary products	$115,458	$102,598	$29,021	$35,400
Revenues from distribution	27,061	26,741	7,411	10,039

Total revenues	142,519	129,339	36,432	45,439

Cost of revenues from proprietary products	63,342	58,229	15,479	20,373
Cost of revenues from distribution	23,687	24,407	6,541	9,775

Total cost of revenues	87,029	82,636	22,020	30,148

Gross profit	55,490	46,703	14,412	15,291

Research and development expenses	13,933	13,172	3,239	2,991
Selling and marketing expenses	16,193	15,284	4,620	4,849
General and administrative expenses	14,381	12,803	3,777	3,322
Other expenses	919	912	-	111
Operating income (loss)	10,064	4,532	2,776	4,018

Financial income	588	91	496	59
Income (expenses) in respect of currency exchange differences and derivatives instruments, net	55	298	(671)	(458)
Financial Income (expense) in respect of contingent consideration and other long- term liabilities.	(980)	(6,266)	2,378	(342)
Financial expenses	(1,298)	(914)	(45)	(331)
Income before tax on income	8,429	(2,259)	5,024	2,946
Taxes on income	145	62	(34)	2

Net Income (loss)	$8,284	$(2,321)	$5,058	$2,944

Other Comprehensive Income (loss):
Amounts that will be or that have been reclassified to profit or loss when specific conditions are met
Gain (loss) on cash flow hedges	(186)	(776)	148	54
Net amounts transferred to the statement of profit or loss for cash flow hedges	414	634	90	115
Items that will not be reclassified to profit or loss in subsequent periods:
Remeasurement gain (loss) from defined benefit plan	(73)	497	(43)	136
Total comprehensive income (loss)	$8,439	$(1,966)	$5,253	$3,249

Earnings per share attributable to equity holders of the Company:
Basic net earnings per share	$0.17	$(0.05)	$0.09	$0.07
Diluted net earnings per share	$0.15	$(0.05)	$0.09	$0.07

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		Three months period ended
	December 31,		December 31,
	2023	2022	2023	2022

Cash Flows from Operating Activities
Net income (loss)	$8,284	$(2,321)	$5,058	$2,944

Adjustments to reconcile net income to net cash provided by (used in) operating activities:

Adjustments to the profit or loss items:

Depreciation and impairment	12,714	12,155	3,208	3,012
Financial expenses (income), net	1,635	6,791	(2,248)	1,072
Cost of share-based payment	1,314	1,153	373	218
Taxes on income	145	62	(34)	2
Gain from sale of property and equipment	(5)	-	-	-
Change in employee benefit liabilities, net	(125)	(111)	19	(5)
	15,678	20,050	1,318	4,299
Changes in asset and liability items:

Decrease (increase) in trade receivables, net	7,835	7,603	5,757	(3,141)
Decrease (increase) in other accounts receivables	(1,150)	(578)	(3,866)	(3,495)
Decrease (increase) in inventories	(19,694)	(1,361)	(14,683)	4,245
Decrease (increase) in deferred expenses	2,814	(1,340)	51	1,256)
Increase (decrease) in trade payables	(8,885)	7,055	11,432	1,160
Increase (decrease) in other accounts payables	765	290	1,124	(276)
Decrease in deferred revenues	113	(20)	133	(20)
	(18,202)	11,649	(52)	(271)
Cash (paid) during the period for:

Interest paid	(1,228)	(853)	(79)	(303)
Interest received	-	97	(92)	82
Taxes paid	(217)	(36)	(43)	(9)
	(1,445)	(792)	(214)	(230)

Net cash provided by (used in) operating activities	$4,315	$28,586	$6,110	$6,742

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		Three months period ended
	December 31,		December 31,
	2023	2022	2023	2022
	U.S Dollars In thousands
Cash Flows from Investing Activities

Purchase of property and equipment and intangible assets	(5,850)	(3,784)	(1,974)	(977)
Proceeds from sale of property and equipment	7	-	1	-
Net cash provided by (used in) investing activities	(5,843)	(3,784)	(1,973)	(977)

Cash Flows from Financing Activities

Proceeds from exercise of share base payments	4	9	1	2
Proceeds from issuance of ordinary shares, net	58,231	-	-	-
Repayment of lease liabilities	(850)	(1,098)	(82)	(256)
Repayment of long-term loans	(17,407)	(2,628)	-	(1,111
Repayment of other long-term liabilities	(17,300)	(5,626)	(1,500)	(1,506
Net cash provided by (used in) financing activities	22,678	(9,343)	(1,581)	(2,871)

Exchange differences on balances of cash and cash equivalent	233	212	482	112

Increase (decrease) in cash and cash equivalents	21,383	15,671	3,038	3006

Cash and cash equivalents at the beginning of the period	34,258	18,587	52,603	31,252

Cash and cash equivalents at the end of the period	$55,641	$34,258	$55,641	$34,258

Significant non-cash transactions
Right-of-use asset recognized with corresponding lease liability	$6,546	$551	$2,666	$25
Purchase of property and equipment and Intangible assets	$646	$618	$646	$618

NON-IFRS MEASURES – ADJUSTED EBITDA

	For the year ended		Three months period ended
	December 31,		December 31,
	2023	2022	2023	2022
	In thousands
Net income	$8,284	$(2,321)	$5,058	$2,944
Taxes on income	145	62	(34)	2
Financial expense (income), net	1,635	6,791	(2,248)	1,072
Depreciation and amortization expense	12,714	12,155	3,208	3,012
Non-cash share-based compensation expenses	1,314	1,153	373	218
Adjusted EBITDA	$24,092	$17,840	$6,357	$7,248